18001185

RECEIVED

2018 FEB 22 PM 3:

SEC / TM

SEC PROCESSING Received FEB 22 2018 WASH, D.C.

| OMB APPROVAL | |
|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-40770 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFG Financial Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 SE 6th Ave, Townsite #2, Suite 105

(No. and Street)

Topeka | KS | 66603

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd Payne (785)233-4071

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown Smith Wallace, LLC

(Name – *if individual, state last, first, middle name*)

6 City Place Drive, Suite 900 | St. Louis | MO | 63141

(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

DM RMS

# OATH OR AFFIRMATION

I, Todd M. Payne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OFG Financial Services, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Lori R. McDougal
NOTARY PUBLIC~STATE OF KANSAS
MY APPT EXP: 5/9/19

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# OFG FINANCIAL SERVICES, INC.

FORM X-17A-5, PART III
SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2017

OFG FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

Year Ended December 31, 2017

# TABLE OF CONTENTS

BROWN SMITH WALLACE

6 CITYPLACE DRIVE SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 BSWLLC.COM

A MEASURABLE DIFFERENCE™

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder
OFG Financial Services, Inc.

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of OFG Financial Services, Inc. (a Kansas corporation, the "Company") as of December 31, 2017, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of OFG Financial Services, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of OFG Financial Services, Inc.'s management. Our responsibility is to express an opinion on OFG Financial Services, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to OFG Financial Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The supplemental information included at pages 13-17 have been subjected to audit procedures performed in conjunction with the audit of OFG Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of OFG Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as OFG Financial Services, Inc.'s auditor since 2015.

Brown Smith Wallace, LLP

BROWN SMITH WALLACE, LLP
St. Louis, Missouri
February 5, 2018

OFG FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

| | 2017 |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents: | |
| Cash | $ 795,082 |
| Money market accounts | 348,068 |
| | 1,143,150 |
| Receivables: | |
| Commissions and concessions | 918,275 |
| Advances to salespeople | 4,059 |
| | 922,334 |
| Clearinghouse deposit | 15,000 |
| Prepaid expenses | 77,081 |
| Investment - annuity contract, at fair value | 584,492 |
| Furniture and equipment, less accumulated depreciation of $ 204,134 | 16,114 |
| | 692,687 |
| | $ 2,758,171 |

See accompanying notes to financial statements.

OFG FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION (cont'd)

December 31, 2017

| | 2017 |
|---|---|
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | |
| Liabilities: | |
| Accounts payable | $ 4,296 |
| Accrued liabilities: | |
| Commissions | 665,760 |
| Bonuses | 550,563 |
| Income taxes | 53,371 |
| Total liabilities | 1,273,990 |
| Stockholder's equity: | |
| Common stock - $ 10 par value; authorized 2,500 shares, issued and outstanding 325 shares | 3,250 |
| Additional paid-in capital | 163,750 |
| Retained earnings | 1,317,181 |
| | 1,484,181 |
| | $ 2,758,171 |

See accompanying notes to financial statements.

OFG FINANCIAL SERVICES, INC.

STATEMENT OF INCOME

Year Ended December 31, 2017

| | 2017 |
|---|---|
| Revenues: | |
| Commissions and concessions | $ 10,927,739 |
| Management and investment advisory fees | 94,357 |
| Interest | 21,560 |
| | 11,043,656 |
| Expenses: | |
| Employee compensation and benefits | 2,309,637 |
| Commissions and clearing charges | 7,856,803 |
| Rent | 77,846 |
| Technology and communications | 169,571 |
| Promotional costs | 185,100 |
| Supplies | 37,833 |
| Taxes, other than income taxes | 76,816 |
| Depreciation | 7,161 |
| Other operating expenses | 164,639 |
| | 10,885,406 |
| Income before income taxes | 158,250 |
| Provision for income taxes | 75,131 |
| Net income | $ 83,119 |

See accompanying notes to financial statements.

OFG FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2017

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance at January 1, 2017 | $ 3,250 | $ 163,750 | $ 1,234,062 | $ 1,401,062 |
| Net income | - | - | 83,119 | 83,119 |
| Balance at December 31, 2017 | $ 3,250 | $ 163,750 | $ 1,317,181 | $ 1,484,181 |

See accompanying notes to financial statements.

OFG FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2017

| | 2017 |
|---|---|
| Cash flows from operating activities: | |
| Net income | $ 83,119 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation | 7,161 |
| Changes in assets and liabilities: | |
| Receivables | (195,742) |
| Prepaid expenses | 5,522 |
| Accounts payable | 1,285 |
| Accrued liabilities | 241,106 |
| Net cash provided by operating activities | 142,451 |
| Cash flows from investing activities: | |
| Purchase of guaranteed interest account | (16,978) |
| Net cash used in investing activities | (16,978) |
| Net increase in cash and cash equivalents | 125,473 |
| Cash and cash equivalents, beginning of year | 1,017,677 |
| Cash and cash equivalents, end of year | $ 1,143,150 |

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

| | |
|---|---|
| Cash paid for income taxes | $ 31,915 |

See accompanying notes to financial statements.

1 - Organization and Summary of Significant Accounting Policies

Organization

OFG Financial Services, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). The Company concentrates in the marketing of mutual funds and annuities covering an area which includes eighteen states. A substantial part of commissions and concessions revenue is generated through two investment/insurance custodians.

Statements of Cash Flows

For purposes of the statement of cash flows, the Company considers all cash and investments with an original maturity of three months or less to be cash equivalents.

Investment and Fair Value Measurement

The Company's annuity contract investment is measured at fair value on a recurring basis. Valuation techniques used to measure fair value are prioritized into the following hierarchy:

| | |
|---|---|
| **Level 1** | Quoted prices in active markets for identical assets. |
| **Level 2** | Quoted prices for similar assets in active or inactive markets, or inputs derived from observable market data by correlation such as appraisals or other means such as calculations based on contractual rates and published tables. |
| **Level 3** | Unobservable inputs that reflect management's assumptions and best estimates based on available data. |

The Company's investment in a flexible premium deferred variable annuity contract is carried at the fair value determined by the insurance company (Level 3 measurements). Management further evaluates Level 3 measurements by determining the credit-worthiness and financial stability of the underlying insurance carrier and the timeliness and accuracy of the interest credits to the annuity contract. Credit-worthiness is evaluated by reviewing public information from independent rating agencies such as A.M. Best and S&P. The underlying investment in the annuity is a guaranteed interest account. The guaranteed interest account generally invests in highly liquid agency obligations and mutual funds. Investment in the guaranteed interest account is not insured or guaranteed by the U.S. government or by the underlying corporation; however, management believes that credit risk related to this investment is minimal.

1 - Organization and Summary of Significant Accounting Policies (Continued)

Furniture and Equipment

Furniture and equipment are recorded at cost and consist of items with original cost greater than $ 5,000 and a useful life of greater than one year. Depreciation is provided on the straight-line method over the estimated useful lives of assets, which are generally five years. Assets acquired under capital leases are capitalized and amortized over a period not in excess of applicable lease terms. Expenditures for major renewals and improvements are capitalized. Expenditures for maintenance and repair are charged to expense as incurred. When equipment is retired or otherwise disposed of, the related costs and accumulated depreciation or amortization are removed from the accounts, and any gain or loss is reflected in the statement of income. Depreciation expense for the year ended December 31, 2017 was $ 7,161.

Commissions and Concessions

For direct business, commissions and concessions are recorded as revenue once the carrier or mutual fund company confirms that payment has been received and the commission or concession earned. For business transacted through the Company's clearing broker, commissions are recognized when earned on a trade date basis.

Management and Investment Advisory Fees

The Company uses several timing and management services companies for management and administration of investment advisory accounts. Fees are recorded as revenue once the timing and management services company confirms that payment has been received and the fee earned.

Promotional Costs

Promotional costs including advertising are expensed as incurred.

Income Tax Matters

The Company's policy is to evaluate uncertain tax positions annually. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements.

The Company files income tax returns in the U.S. federal jurisdiction, Kansas and various other state jurisdictions.

1 - Organization and Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2 - Deposits

The Company routinely invests its surplus operating funds in money market funds. These funds generally invest in highly liquid U.S. government and agency obligations and various investment grade corporate obligations. Certain investments in money market funds are not insured or guaranteed by the U.S. government or by the underlying corporation; however, management believes that credit risk related to these investments is minimal.

The Company maintains deposits in banks. These deposits are insured by the Federal Deposit Insurance Corporation (FDIC) up to $ 250,000 per bank. The Company's deposits may have exceeded the FDIC insurance limits during the year ended December 31, 2017.

3 - Investment

The Company's investment is stated at fair value and consists of the following:

| | Fair Value | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| Annuity contract | $ 584,492 | $ - | $ - | $ 584,492 |

The following table sets forth a summary of changes in the fair value of the Company's Level 3 assets for the year ended December 31, 2017:

| | Beginning Balance | Total Gains/ Losses | Interest Earned | Purchases, Issuances, Settlements | Ending Balance | Unrealized Gains/ Losses |
|---|---|---|---|---|---|---|
| Annuity contract | $ 567,514 | $ - | $ 16,978 | $ - | $ 584,492 | $ - |

3 - Investment (Continued)

The Company is the beneficiary of an annuity contract purchased through Security Benefit Life Insurance Company. The annuity pays interest at a guaranteed rate of 3.0%. Contract value represents principal and interest earned to date, which approximates fair market value. There has been no change to the valuation technique during 2017.

4 - Leases

The Company has a residential property lease with a related party for the purpose of providing a Topeka residence for the President of the Company. Annual lease payments for 2017 were $ 12,000. The Company also pays annual maintenance expenses pertaining to the property, totaling $ 14,830 in 2017. The month-to-month lease can be terminated by either party upon 30 days' notice.

The Company has a 60-month lease agreement for office space which is scheduled to terminate June 30, 2022. Annual lease expense for 2017 was $ 72,960.

Minimum future lease payments are as follows:

| | |
|---|---|
| 2018 | 72,960 |
| 2019 | 72,960 |
| 2020 | 72,960 |
| 2021 | 72,960 |
| 2022 | 36,480 |
| | $ 328,320 |

5 - Employee Benefit Plan

The Company sponsors a 401(k) profit sharing plan. Full-time employees must complete one year of service and be at least 21 years of age in order to participate in the plan. Employees can contribute up to 10% of their salary subject to Internal Revenue Service limitations. The Company provided a discretionary contribution of 15% for all twelve months of 2017. Both employee and employer contributions are 100% vested upon payment into the plan. For the year ended December 31, 2017, the Company contributed $ 173,670 into the plan. These contributions are included in employee compensation and benefits on the statements of income.

6 - Income Taxes

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the year ended December 31, 2017, due to the following:

| | |
|---|---|
| Computed "expected" tax expense | $ 61,717 |
| Increase (decrease) in income taxes resulting from: | |
| Nondeductible expenses | 22,457 |
| Benefit of income taxed at lower rates | (17,285) |
| State income taxes, net of federal tax benefit | 8,242 |
| Provision for income taxes | $ 75,131 |

7 - Related Party Transactions

For 2017, the Company received $16,150 per month pursuant to a Common Paymaster Agreement with an affiliated corporation to compensate for employee payroll expenses. The Company also received $ 1,550 per month from the affiliated corporation for use of office facilities and other administrative costs. These receipts are netted against certain operating expenses, including salaries, rent, communications, and promotional costs.

8 - Net Capital

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. Net capital requirements, aggregate indebtedness, and net capital ratio as of December 31, 2017 were:

| | |
|---|---|
| Net capital | $ 788,803 |
| Net capital requirements | 100,000 |
| Aggregate indebtedness | 1,273,990 |
| Aggregate indebtedness to net capital ratio | 1.62 to 1 |

9 - Commitments and Contingencies

At December 31, 2017, there were no commitments or contingencies related to the normal course of business for the Company that would require additional disclosure in the financial statements. Commitments for operating leases are fully disclosed in Note 4 to the financial statements.

10 - Subsequent Events

Subsequent events have been evaluated by management of the Company through the date of the independent auditor's report, which is the date the financial statements were available to be issued.

# SUPPLEMENTARY SCHEDULES

Schedule 1

OFG FINANCIAL SERVICES, INC.

CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

December 31, 2017

No such liabilities exist at December 31, 2017.

See independent auditor's report.

Schedule 2

# OFG FINANCIAL SERVICES, INC.

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2017

| | |
|---|---|
| Aggregate indebtedness - total liabilities | $ 1,273,990 |
| Net capital: | |
| Credit items: | |
| Common stock | $ 3,250 |
| Additional paid-in capital | 163,750 |
| Retained earnings | 1,317,181 |
| | 1,484,181 |
| Debit items: | |
| Nonallowable assets: | |
| Advances to salespeople | 4,059 |
| Guaranteed interest account | 584,492 |
| Property and equipment, net | 16,114 |
| Prepaid expenses | 77,081 |
| Haircut on money market account | 13,632 |
| | 695,378 |
| Net capital | 788,803 |
| Capital requirements | 100,000 |
| Capital in excess of requirements | $ 688,803 |

Ratio of aggregate indebtedness to net capital is 1.62 to 1.

There are no material differences between the preceeding computations and the Company's corresponding unaudited Part II Form X-17A-5 as of December 31, 2017.

See independent auditor's report.

OFG FINANCIAL SERVICES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2017

The Company is operating under the exemptive provisions of the Securities and Exchange Commission Rule 15c3-3 since the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

See independent auditor's report.

OFG FINANCIAL SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2017

The Company is operating under the exemptive provisions of the Securities and Exchange Commission Rule 15c3-3 since the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

OFG FINANCIAL SERVICES, INC.

RECONCILIATIONS

December 31, 2017

## COMPUTATION OF NET CAPITAL

Not applicable.

## RESERVE REQUIREMENTS

Not applicable.

See independent auditor's report.

# OFG Financial Services, Inc.

## Independent Accountant's Review Report On Management's Assertion Pursuant to Exemption From 17 C.F.R. §240.15c3-3 (k)

**December 31, 2017**

BROWN SMITH WALLACE

6 CITYPLACE DRIVE SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 BSWLLC.COM

A MEASURABLE DIFFERENCE™

## Report of Independent Registered Public Accounting Firm

Board of Directors
OFG Financial Services, Inc.
Topeka, Kansas

We have reviewed management's statements, included in the accompanying Management Statement Regarding Exemption from SEC Rule 15c3-3, in which (1) OFG Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which OFG Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) OFG Financial Services, Inc. stated that OFG Financial Services, Inc. met the identified exemption provisions throughout the year ended December 31, 2017 without exception. OFG Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about OFG Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brown Smith Wallace, LLP

BROWN SMITH WALLACE, LLP
St. Louis, Missouri
February 5, 2018

FINANCIAL SERVICES, INC.
*SPECIALIZING IN RETIREMENT AND INVESTMENT PLANNING*
MEMBER FINRA/SIPC

# MANAGEMENT STATEMENT REGARDING EXEMPTION FROM SEC RULE 15c3-3

**Broker or Dealer**

| | |
|---|---|
| Name: | OFG Financial Services, Inc. |
| Address: | 120 SE 6th Ave., Townsite #2, Suite 105, Topeka, KS 66603 |
| Telephone: | (785) 233-4071 |
| SEC Registration No.: | 8-40770 |
| FINRA Registration No.: | 23940 |

To the best knowledge and belief of the above-mentioned broker or dealer,

- The above-mentioned broker or dealer is claiming an exemption under SEC Rule 15c3-3 under section (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis.
- The above-mentioned broker or dealer met the identified exemption provisions for the year ended December 31, 2017 without exception.

Signature: [signature]

Print: Todd Payne

Title: CCO, CFO

*Corporate Office:*
TOWNSITE PLAZA • BLDG. NO. 2 • SUITE 105 • 120 SE 6TH AVE. • TOPEKA, KANSAS 66603-3515
(785) 233-4071 • FAX (785) 233-5746

# OFG Financial Services, Inc.

## Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

## December 31, 2017

BROWN SMITH WALLACE

6 CITYPLACE DRIVE SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 BSWLLC.COM

A MEASURABLE DIFFERENCE℠

# Report of Independent Registered Public Accounting Firm On Applying Agreed-Upon Procedures

Board of Directors
OFG Financial Services, Inc.
Topeka, Kansas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by OFG Financial Services, Inc. (the "Company") and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2017 , solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and copies of checks paid, noting no differences;
2) Compared the Total Revenue amount reported on the audited Form X-17A-5 Part III (FOCUS report) for the year ended December 31, 2017, as applicable, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers such as the quarterly FOCUS reports, general ledger detail, monthly RBC Correspondent Services (RBC) settlement statements, and direct business transactional detail, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers such as the quarterly FOCUS reports, general ledger detail, monthly RBC settlement statements, and direct business transactional detail supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no such overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brown Smith Wallace, LLP

BROWN SMITH WALLACE, LLP
St. Louis, Missouri
February 5, 2018

SIPC-7 (35-REV 6/17)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*****2510********************MIXED AADC 220
40770 FINRA DEC
OFG FINANCIAL SERVICES INC
TOWNSITE PLAZA #2 STE 105
120 SE 6TH AVE
TOPEKA, KS 66603-3519

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______________________

2. A. General Assessment (item 2e from page 2) $ 159

B. Less payment made with SIPC-6 filed (exclude interest) ( 78 )

7/13/2017
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 81

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 81

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 81

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______________________

______________________

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

OFG Financial Services, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO, CCO
(Title)

Dated the 26th day of January, 2018.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

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**SIPC REVIEWER**

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 11,043,656 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 10,894,474 |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 21,519 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation) | 21,560 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 10,937,553 |
| 2d. SIPC Net Operating Revenues | $ 106,103 |
| 2e. General Assessment @ .0015 | $ 159 |
| | (to page 1, line 2.A.) |